EXHIBIT 99.2

DOLLAR TREE STORES, INC.
AND SUBSIDIARIES
HISTORICAL FINANCIAL DATA
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	October 31, 2002	July 31, 2002	April 30, 2002
ASSETS			
Current assets:			
Cash and cash equivalents.........................	$ 99,030	$137,408	$136,958
Short-term investments............................	1,500	16,500	--
Merchandise inventories...........................	546,373	435,015	404,424
Deferred tax asset.................................	11,675	8,974	10,159
Income taxes receivable............................	--	3,660	--
Prepaid expenses and other current assets.........	12,981	17,224	30,221
Total current assets	671,559	618,781	581,762
Property and equipment, net........................	337,783	310,781	296,389
Deferred tax asset.................................	8,684	8,165	7,686
Goodwill...	38,358	38,358	38,358
Other assets.......................................	17,671	17,488	17,512
TOTAL ASSETS	$1,074,055	$ 993,573	$ 941,707
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt.................	$ 25,000	$ 25,000	$ 25,000
Accounts payable..................................	134,401	114,809	105,067
Income taxes payable..............................	17,877	--	1,947
Other current liabilities.........................	57,874	49,189	46,605
Current installments of obligations under capital leases	4,046	3,983	3,922
Total current liabilities	239,198	192,981	182,541
Long-term debt, excluding current portion............	6,000	6,000	6,000
Obligations under capital leases, excluding current installments	18,013	19,049	20,067
Other liabilities	28,076	24,300	22,049
Total liabilities	291,287	242,330	230,657
Shareholders' equity:			
Common stock......................................	1,142	1,141	1,135
Additional paid-in capital........................	216,729	215,757	199,727
Accumulated other comprehensive loss..............	(1,322)	(968)	(486)
Unearned compensation.............................	(125)	(137)	(150)
Retained earnings.................................	566,344	535,450	510,824
Total shareholders' equity	782,768	751,243	711,050
Commitments	--	--	--
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,074,055	$ 993,573	$ 941,707

DOLLAR TREE STORES, INC.
AND SUBSIDIARIES
HISTORICAL FINANCIAL DATA
CONDENSED CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share and store data)
(Unaudited)

	Three months ended		
	October 31, 2002	July 31, 2002	April 30, 2002
Net sales	$ 556,864	$ 512,444	$ 509,668
Cost of sales	351,681	329,321	325,159
Gross Profit	205,183	183,123	184,509
Selling, general and administrative expenses	153,906	141,883	138,793
Operating income	51,277	41,240	45,716
Other income (expense):			
Interest income	660	792	1,064
Interest expense	(1,068)	(1,061)	(1,228)
Changes in fair value of non-hedging interest rate swaps	(635)	(929)	110
Total other expense	(1,043)	(1,198)	(54)
Income before income taxes	50,234	40,042	45,662
Provision for income taxes	19,340	15,416	17,580
Net income	$ 30,894	$ 24,626	$ 28,082
Net income per share:			
Basic	$ 0.27	$ 0.22	$ 0.25
Diluted	$ 0.27	$ 0.21	$ 0.25
Weighted average number of common shares outstanding	114,124	113,922	112,801
Weighted average number of common shares and dilutive potential common shares outstanding	114,570	115,139	114,035
Store Data:			
Comparable store net sales increase	0.43%	3.08%	0.89%
Number of stores open at end of quarter	2,211	2,114	2,048
Total selling square footage (in thousands)	12,542	11,547	10,889

DOLLAR TREE STORES, INC.
AND SUBSIDIARIES
HISTORICAL FINANCIAL DATA
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Year-to-Date		
	October 31, 2002	July 31, 2002	April 30, 2002
Cash flows from operating activities:			
Net income	$ 83,602	$ 52,708	$ 28,082
Adjustments to reconcile net income to net cash.... used in operating activities:			
Depreciation and amortization	53,168	34,487	16,601
Loss on disposal of property and equipment	1,661	1,314	1,008
Change in fair value of non-hedging interest rate swaps	1,454	819	(109)
Provision for deferred income taxes	(3,164)	(167)	(1,178)
Tax benefit of stock option exercises	9,627	9,567	5,155
Other non-cash adjustments to net income	291	201	129
Changes in assets and liabilities increasing (decreasing) cash and cash equivalents:			
Merchandise inventories	(182,630)	(71,272)	(40,681)
Prepaid expenses and other current assets	8,432	4,189	(8,808)
Refundable income taxes	--	(3,660)	--
Other assets	(2,553)	(2,169)	(2,012)
Accounts payable	7,267	(12,325)	(22,067)
Income taxes payable	5,172	(3,513)	(6,097)
Other current liabilities	(19,939)	(37,816)	(35,869)
Other liabilities	6,870	4,310	3,778
Net cash used in operating activities	(30,742)	(23,327)	(62,068)
Cash flows from investing activities			
Capital expenditures	(107,867)	(62,191)	(29,762)
Purchase of short-term investments	(16,500)	(16,500)	--
Proceeds from maturities of short-term investments.	15,000	--	--
Settlement of merger-related contingencies	75	75	42
Acquisition of favorable lease rights	813	813	813
Proceeds from sale of property and equipment	(4)	223	252
Net cash used in investing activities	(108,483)	(77,580)	(28,655)
Cash flows from financing activities:			
Repayment of long-term debt and facility fees	(6,025)	(6,025)	(6,025)
Principal payments under capital lease obligations.	(2,870)	(1,897)	(940)
Proceeds from stock issued pursuant to stock-based compensation plans	29,073	28,160	16,569
Repurchase of common stock	--	--	--
Net cash provided by (used in) financing activities	20,178	20,238	9,604
Net decrease in cash and cash equivalents	(119,047)	(80,669)	(81,119)
Cash and cash equivalents at beginning of period	218,077	218,077	218,077
Cash and cash equivalents at end of period	$ 99,030	$ 137,408	$136,958
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 3,063	$ 1,956	$ 1,314
Income taxes	$ 1,006	$ 15,587	$ 49,374